UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                  No  ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.              Summary of the Resolutions adopted by the Extraordinary General Shareholders’ Meeting and Class “A” and Class “D” shares Special Shareholders´ Meetings held on December 11th, 2020

TELECOM ARGENTINA S.A.

Summary of the Resolutions adopted by the Extraordinary General Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11th, 2020

The Shareholders’ Meeting was held with the shareholders attending remotely, pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020, due to the prohibition, limitation or restriction on the free movement of people in general, as a result of the health emergency status introduced by the Necessity and Urgency Decree No. 297/2020 and successive regulations issued by the National Executive Power. The Meeting was held on the Cisco Webex video-teleconference system.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders’ Meeting Agenda.

Previous Item: “Remote Attendance to the Shareholders’ Meeting.”

It was resolved that the Shareholders’ Meeting should be held remotely pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

1°) “Appointment of two shareholders to sign the Minutes of the Meeting”.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2°) “Amendment of section 10th of the Corporate Bylaws. Appointment of those persons that will be in charge of carrying out the procedures related to the approval and registration of the amendment”.

The amendment to section 10th of the Corporate Bylaws was approved, in accordance with the proposal approved by the Company’s Board of Directors at its Meeting No. 411. The persons in charge of conducting the procedures to obtain approval and registration of the Corporate Bylaws’ amendments were appointed.

Item 2 of the Agenda was approved, pursuant to section 4 of the Corporate Bylaws, in the General Extraordinary Shareholders’ Meeting and previously in the Class “A” and Class “D” Shares Special Shareholders’ Meetings.

The Chairman of the Supervisory Committee of Telecom Argentina, Dr. Pablo Buey Fernández, certified the compliance with the provisions of the Comisión Nacional de Valores’ General Resolution No. 830/2020 and other legal and statutory regulations applicable to this Shareholders’ Meeting.

Ms. Lucía Soutullo and Ms. Camila Guerini on behalf of the Comisión Nacional de Valores and Public Accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange, participated in the Shareholders’ Meeting through the Cisco Webex teleconference system.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 11, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations